UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, June 25, 2013

Mr. Fernando Coloma Correa

Commissioner

Securities and Insurance Commission

Avenida Libertador Bernardo O’Higgins 1449

By Messenger

Re: Material Disclosure

Dear Commissioner:

As provided in Article 9 and in the second paragraph of Article 10 of the Securities Market Law, in General Rule #30 and in Section II.1)a) of Circular #1375, under due authorization I hereby advise you as MATERIAL DISCLOSURE by LATAM Airlines Group S.A. (“LATAM Airlines Group”), Securities Registration #306, in relation to the recently approved capital increase, that LATAM Airlines Group has retained placement agents and legal counsels in Chile and abroad.

Very sincerely yours,

Alejandro de la Fuente Goic

    Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2013

LATAM AIRLINES GROUP S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer